CERTIFICATE OF WARRANTS

100,000 Warrants, Each to Purchase One Half of One Share of Common Stock

Issued as of: August ___, 2003 ("Issue Date")

HORIZON BANCORPORATION, INC.
Organized Under the Laws of the State of Florida

     This certifies that for value received, John Falkner, the registered holder hereof ("Holder") is entitled to purchase from Horizon Bancorporation, Inc. (the "Corporation"), at the purchase price of seven dollars ($7.00) per share (the "Warrant Price"), one share of Common Stock, $.01 par value, of the Corporation ("Common Stock") for each two Warrants comprising the total number of Warrants set forth above (in the aggregate, the "Warrant Shares"), i.e. a total of 50,000 Warrant Shares. The Warrant Price shall be subject to adjustment from time to time as set forth herein.

  Expiration Date. Subject to the provisions of Sections 4, 7.3(b) and 7.4 hereof, the Warrants represented herewith will expire in their entirety and will no longer be exercisable after 5:00 p.m. Eastern Standard Time on the second anniversary of the Issue Date ("Expiration Date"). The Board of Directors, in its sole discretion, may extend the Expiration Date. The appropriate terms herein shall be applicable in the event of any such extension.

  Vesting. The right to exercise the Warrants represented herewith (and the Warrants themselves) shall vest automatically as of the Issue Date.

  Exercise Period. Subject to the provisions of Sections 7.3(b) and 7.4 hereof, Holder shall have the right, commencing on the Issue Date and ending on the Expiration Date, to purchase from the Corporation, whole (i.e. not partial) Warrant Shares which, when fully paid for by Holder, shall be non-assessable.

  Company's Right to Cancel. At any time after the first anniversary of the Issue Date, the Corporation may, in its sole discretion, cancel the Warrants represented by this Certificate of Warrants by providing written notice of cancellation to each Holder. In no event shall such cancellation take effect until the thirty-first day after the date of the Corporation's written notice of cancellation.

  Manner of Exercise. A Warrant may be exercised at the Corporation's main office upon presentation hereof and upon payment to the Corporation of the Warrant Price (subject to adjustment in accordance with the provisions of Section 7 hereof). Upon payment of the Warrant Price as aforesaid, the Corporation shall issue and cause to be delivered, with all reasonable dispatch to or upon the written order of Holder, in such name or names as Holder may designate, a certificate for the Warrant Share. The rights of purchase represented by this Certificate of Warrants shall be exercisable, at the election of Holder, either in full or in part, and in the event that not all such rights are exercised at any time prior to the Expiration Date, a new Certificate of Warrants evidencing the remaining Warrants shall be issued.

  Reservation of Warrant Shares. The Corporation shall at all times while the Warrants are exercisable, keep reserved, out of its authorized Common Stock, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants.

  Adjustments. The number of Warrant Shares purchasable hereunder and the Warrant Price shall be subject to adjustments from time to time upon the happening of certain events, as provided below:

7.1     Automatic Adjustments. The number of Warrant Shares purchasable upon the exercise of each Warrant and the Warrant Price shall be subject to adjustment as follows:

      In case the Corporation shall (i) pay a dividend in shares of the Common Stock or make a distribution in shares of the Common Stock, (ii) subdivide its outstanding shares of the Common Stock into a greater number of shares, (iii) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, or (iv) issue by reclassification of its shares of the Common Stock or by means of a reorganization, other securities of the Corporation, the number of Warrant Shares purchasable upon exercise of each Warrant immediately prior thereto shall be adjusted so that Holder shall be entitled to receive the kind and number of Warrant Shares or other securities of the Corporation which Holder would have owned or would have been entitled to receive after the happening of any of the events described above had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

      Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant is adjusted, as herein provided, the Warrant Price payable upon exercise of each Warrant shall be adjusted by multiplying the Warrant Price immediately prior to the adjustment by a fraction, of which the numerator shall be the number of Warrant Shares purchasable upon the exercise of each Warrant immediately prior to the adjustment, and of which the denominator shall be the number of Warrant Shares so purchasable immediately thereafter.

      For the purpose of this Subsection 7.1, the term "shares of the Common Stock" shall mean (i) the class of stock designated as the Common Stock of the Corporation at the date of this Certificate of Warrants or (ii) any other class of stock resulting from successive changes or reclassification of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to paragraph (a) above, Holder shall become entitled to purchase any shares of the Corporation other than shares of the Common Stock, thereafter the number of such other shares so purchasable upon exercise of each Warrant and the Warrant Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in paragraphs (a) through (b) above, and the provisions of Section 1, 2, 3 and 4 hereof shall apply on like terms to any such other shares.

7.2     Notice of Adjustment. Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant or the Warrant Price of such Warrant Shares is adjusted as herein provided, the Corporation shall cause to be mailed to Holder, by first class mail, postage prepaid, a notice of such adjustment setting forth the number of Warrant Shares purchasable upon the exercise of each Warrant and the Warrant Price of such Warrant Shares after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made. Any failure by the Corporation to give notice to Holder or any defect therein shall not affect the validity of such adjustment or of the event resulting in the adjustment or of the event resulting in the adjustment, nor of Holder's rights to such adjustment.

7.3     Rights Upon Merger Etc.

      In case of any merger or other reorganization of the Corporation with and into another corporation, or in case of a sale by the Corporation of substantially all of its assets ("Sale"), the successor or transferee corporation may assume the obligations hereunder and may execute with the Corporation an agreement under which Holder shall have the right thereafter, upon payment of the Warrant Price, to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property (including cash) which he would have owned or would have been entitled to receive after the consummation of the Sale had such Warrant been exercised immediately prior to the Sale. The Corporation shall mail to Holder by first class mail, postage prepaid, notice of the execution of any Sale agreement. The provisions of this Subsection 7.3 shall similarly apply to successive consolidations, mergers, sales or conveyances.

      In the event that such successor or transferee corporation does not execute an agreement with the Corporation as provided in paragraph (a) above, then Holder shall be entitled to exercise the Warrants upon the payment of the Warrant Price during a period of at least thirty (30) days (or such lesser number of days then remaining in the Exercise Period) which period shall terminate not less than five (5) days prior to consummation of the Sale and thereby receive consideration in the transaction on the same basis as other previously outstanding shares of the same class as the Warrant Shares acquired upon exercise. Warrants not exercised in accordance with this paragraph (b) before consummation of the Sale shall be cancelled and become null and void. The Corporation shall mail by first class mail, postage prepaid, to Holder, at least twenty (20) days prior to the first date on which the Warrants are exercisable pursuant to this paragraph (b), a notice of the proposed transaction setting forth the first and last date on which Holder may exercise outstanding Warrants.

7.4     Rights Upon Liquidation. In case (i) the Corporation shall make any distribution of its assets to holders of its shares of Common Stock as a liquidation; or (ii) the Corporation shall dissolve or wind up its affairs (other than in connection with a Sale); or (iii) the Corporation shall undergo an involuntary liquidation, Holder shall be entitled to exercise the Warrants upon payment of the Warrant Price during a period of at least thirty (30) days (or such lesser number of days then remaining in the Exercise Period), which period shall terminate not less than five (5) days prior to the consummation of such liquidation or dissolution and thereby receive consideration in the transaction on the same basis as other previously outstanding shares of the same class as the Warrant Shares acquired upon exercise. Warrants not exercised in accordance with this Subsection 7.4 before consummation of the liquidation of dissolution shall be cancelled and become null and void. The Corporation shall mail by first class mail, postage prepaid, to Holder, at least twenty (20) days prior to the first date on which the Warrants are exercisable pursuant to this Section 7.4, notice of the proposed transaction setting forth the first and last date on which Holder may exercise the outstanding Warrants.

  Transferability. The Warrants represented by this Certificate of Warrants may be transferable by Holder, but only upon obtaining an opinion from the Corporation's counsel that such proposed transfer is made in compliance with applicable Federal securities laws.

  Notices. Any notice pursuant to this Certificate of Warrants by Holder to the Corporation or by the Corporation to Holder shall be in writing and shall be mailed first class, postage prepaid, or delivered (i) to the Corporation at its main office or (ii) to Holder at Holder's address on the books of the Corporation.

  Applicable Law. This Certificate of Warrants shall be governed by and construed in accordance with the laws of the State of Florida.

     Witness the facsimile seal of the Corporation and the signature of its duly authorized officer.

HORIZON BANCORPORATION, INC.
a Florida corporation

By:  ______________________________
President and Chief Executive Officer

(Corporate Seal)